UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2019 AND 2018

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Review Report of Independent Accountants

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018 and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2019 and 2018, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).   Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.  Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China.  A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent accountants (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2019 and 2018, and its consolidated financial performance for the three-month and six-month periods ended June 30, 2019 and 2018, and its consolidated cash flows for the six-month periods ended June 30, 2019 and 2018, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Other Matter – Making Reference to the Reviews of Other Independent Accountants

We did not review the financial statement of certain associates and joint ventures accounted for   under the equity method.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$9,416 million and NT$9,966 million, which represented 2.55% and 2.62% of the total consolidated assets as of June 30, 2019 and 2018, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$258 million, NT$118 million, NT$483 million and NT$347 million, which represented 22.56%, 5.64%, 60.85% and 8.80% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2019 and 2018, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$222 million, NT$14 million, NT$543 million and NT$138 million, which represented 13.16%, 0.27%, 10.07% and 1.75% of the consolidated total comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018, respectively, are based solely on the reports of other independent accountants.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

July 24, 2019

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2019, December 31, 2018 and June 30, 2018 (June 30, 2019 and 2018 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2019	December 31, 2018	June 30, 2018
Current assets
Cash and cash equivalents	6(1)	$ 90,355,850	$ 83,661,739	$ 75,192,843
Financial assets at fair value through profit or loss, current	6(2), 12(7)	613,504	528,450	470,383
Contract assets, current	6(19)	72,773	92,210	152,438
Notes receivable		132	118	8,620
Accounts receivable, net	6(3)	24,109,757	23,735,989	26,721,474
Accounts receivable-related parties, net	7	276,348	138,912	281,482
Other receivables		1,220,813	708,432	1,053,956
Current tax assets		20,096	20,856	629,617
Inventories, net	6(4)	19,629,371	18,203,119	17,656,458
Prepayments		11,538,192	11,225,322	13,245,029
Non-current assets held for sale	6(7)	71,279	-	-
Other current assets	6(19)	2,598,905	2,878,285	1,670,369
Total current assets		150,507,020	141,193,432	137,082,669

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7, 12(7)	12,111,851	11,555,847	13,704,084
Financial assets at fair value through other comprehensive income, noncurrent	6(5), 12(7)	14,378,666	11,585,477	11,366,652
Investments accounted for under the equity method	6(6), 7	11,353,231	10,363,977	12,246,388
Property, plant and equipment	6(7), 8	158,439,907	172,846,595	188,825,103
Right-of-use assets	6(8), 8	8,315,414	-	-
Intangible assets	6(9), 7	4,151,768	2,991,804	3,581,597
Deferred tax assets		6,189,906	6,387,909	7,018,082
Prepayment for equipment		633,891	661,402	856,788
Refundable deposits	8	2,687,474	2,757,399	2,831,954
Other noncurrent assets-others	8	1,166,166	4,261,064	3,376,980
Total non-current assets		219,428,274	223,411,474	243,807,628

Total assets		$ 369,935,294	$ 364,604,906	$ 380,890,297

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2019, December 31, 2018 and June 30, 2018 (June 30, 2019 and 2018 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2019	December 31, 2018	June 30, 2018
Current liabilities
Short-term loans	6(10), 6(26)	$ 16,319,873	$ 13,103,808	$ 11,620,038
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	-	-	39,431
Contract liabilities, current	6(19)	956,472	932,371	2,114,749
Notes and accounts payable		6,912,347	6,801,745	7,407,737
Other payables	7	13,149,206	12,455,861	12,552,389
Payables on equipment		2,598,290	4,008,142	3,611,251
Dividends payable	6(17)	6,916,105	-	8,557,023
Current tax liabilities		1,047,650	2,059,172	2,615,425
Liabilities directly associated with non-current assets held for sale	6(7)	975	-	-
Lease liabilities, current	6(8), 6(26)	456,486	-	-
Current portion of long-term liabilities	6(12), 6(13), 6(26), 8, 12(7)	23,104,908	5,121,396	5,611,823
Other current liabilities	6(15), 6(16), 6(26), 7	5,592,113	5,416,842	5,040,794
Total current liabilities		77,054,425	49,899,337	59,170,660

Non-current liabilities
Contract liabilities, noncurrent	6(19)	497,760	-	-
Bonds payable	6(12), 6(26), 12(7)	18,686,194	38,878,947	38,698,695
Long-term loans	6(13), 6(26), 8, 12(7)	26,707,906	28,204,054	29,065,426
Deferred tax liabilities		2,109,130	1,965,693	1,997,511
Lease liabilities, noncurrent	6(8), 6(26)	5,395,030	-	-
Net defined benefit liabilities, noncurrent	6(14)	4,148,964	4,167,174	4,125,480
Guarantee deposits	6(26)	228,475	612,903	512,472
Other noncurrent liabilities-others	6(15), 6(26), 9(5)	33,012,770	34,340,307	36,537,598
Total non-current liabilities		90,786,229	108,169,078	110,937,182

Total liabilities		167,840,654	158,068,415	170,107,842

Equity attributable to the parent company
Capital	6(17)
Common stock		117,243,187	124,243,187	126,243,187
Additional paid-in capital	6(12), 6(17), 6(18)
Premiums		34,234,413	36,278,383	36,862,383
Treasury stock transactions		2,400,208	1,737,113	1,753,028
The differences between the fair value of the consideration paid or received from acquiring or		573,336	573,336	573,336
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognition of changes in subsidiaries’ ownership		51	39	157,766
Share of changes in net assets of associates and joint ventures accounted for using equity method		108,854	108,613	98,197
Employee stock options		399,356	178,401	-
Stock options		1,515,297	1,515,297	1,515,297
Other		8,036	8,181	8,659
Retained earnings	6(17)
Legal reserve		11,572,579	10,865,280	10,865,280
Special reserve		14,513,940	-	-
Unappropriated earnings		29,299,508	50,723,263	53,148,322
Other components of equity
Exchange differences on translation of foreign operations		(4,721,104)	(5,692,326)	(4,721,370)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(5,361,607)	(8,819,556)	(8,483,439)
Gains or losses on hedging instruments		(2,058)	(2,058)	-
Treasury stock	6(17), 6(18)	(119,801)	(5,647,430)	(7,848,219)
Total equity attributable to the parent company		201,664,195	206,069,723	210,172,427

Non-controlling interests	6(17)	430,445	466,768	610,028
Total equity		202,094,640	206,536,491	210,782,455

Total liabilities and equity		$ 369,935,294	$ 364,604,906	$ 380,890,297

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2019 and 2018
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2019	2018	2019	2018
Operating revenues	6(19), 7, 14	$ 36,031,184	$ 38,851,577	$ 68,614,143	$ 76,348,714
Operating costs	6(4), 6(9), 6(14), 6(18), 6(20), 7, 14	(30,379,154)	(32,176,402)	(60,700,033)	(65,031,540)
Gross profit		5,652,030	6,675,175	7,914,110	11,317,174
Operating expenses	6(3), 6(9), 6(14), 6(18), 6(20), 7, 14
Sales and marketing expenses		(952,859)	(1,103,278)	(1,841,404)	(2,012,065)
General and administrative expenses		(1,250,689)	(1,082,458)	(2,487,964)	(2,099,043)
Research and development expenses		(2,787,490)	(3,027,043)	(5,594,367)	(5,951,223)
Expected credit losses		(586,866)	-	(586,866)	-
Subtotal		(5,577,904)	(5,212,779)	(10,510,601)	(10,062,331)
Net other operating income and expenses	6(7), 6(15), 6(21), 14	1,686,849	1,718,735	2,760,002	2,695,680
Operating income		1,760,975	3,181,131	163,511	3,950,523
Non-operating income and expenses
Other income		405,269	326,614	642,214	467,386
Other gains and losses	6(22)	(269,856)	(59,373)	766,995	345,287
Finance costs	6(22)	(771,391)	(722,280)	(1,500,604)	(1,408,094)
Share of profit or loss of associates and joint ventures	6(6), 14	201,053	79,936	397,008	287,151
Exchange gain, net	12	-	-	324,670	300,394
Exchange loss, net	12	(182,151)	(720,017)	-	-
Subtotal		(617,076)	(1,095,120)	630,283	(7,876)
Income from continuing operations before income tax		1,143,899	2,086,011	793,794	3,942,647
Income tax benefit (expense)	6(24), 14	(201,515)	330,739	241,197	1,503,687
Net income		942,384	2,416,750	1,034,991	5,446,334
Other comprehensive income (loss)	6(23)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses on financial assets at fair value through other comprehensive income		616,532	86,951	2,837,655	1,235,194
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		223,497	(21,397)	545,974	130,149
Income tax related to items that will not be reclassified subsequently	6(24)	1,383	67,903	(10,158)	39,886
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(121,414)	2,517,800	954,970	1,002,628
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		35,858	29,224	45,381	13,597
Income tax related to items that may be reclassified subsequently	6(24)	(13,691)	(38,893)	(17,178)	(13,825)
Total other comprehensive income (loss), net of tax		742,165	2,641,588	4,356,644	2,407,629
Total comprehensive income		$ 1,684,549	$ 5,058,338	$ 5,391,635	$ 7,853,963

Net income attributable to:
Stockholders of the parent		$ 1,740,476	$ 3,658,779	$ 2,941,923	$ 7,059,177
Non-controlling interests		(798,092)	(1,242,029)	(1,906,932)	(1,612,843)
		$ 942,384	$ 2,416,750	$ 1,034,991	$ 5,446,334

Comprehensive income attributable to:
Stockholders of the parent		$ 2,487,683	$ 6,297,277	$ 7,300,551	$ 9,455,569
Non-controlling interests		(803,134)	(1,238,939)	(1,908,916)	(1,601,606)
		$ 1,684,549	$ 5,058,338	$ 5,391,635	$ 7,853,963

Earnings per share (NTD)	6(25)
Earnings per share-basic		$ 0.15	$ 0.30	$ 0.25	$ 0.58
Earnings per share-diluted		$ 0.14	$ 0.28	$ 0.23	$ 0.54

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2019 and 2018
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
			Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations			Treasury Stock			Total Equity
	Notes	Common Stock						Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Gains or Losses on Hedging Instruments		Total	Non- Controlling Interests
Adjusted balance as of January 1, 2018		$ 126,243,187	$ 40,858,350	$ 9,902,407	$ -	$ 56,133,198	$ (5,712,533)	$ (9,867,013)	$ -	$ (4,719,037)	$ 212,838,559	$ 958,405	$ 213,796,964
Appropriation and distribution of 2017 retained earnings	6(17)
Legal reserve		-	-	962,873	-	(962,873)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	(8,557,023)	-	-	-	-	(8,557,023)	-	(8,557,023)
Net income in the first half of 2018	6(17)	-	-	-	-	7,059,177	-	-	-	-	7,059,177	(1,612,843)	5,446,334
Other comprehensive income (loss), net of tax in the first half of 2018	6(17), 6(23)	-	-	-	-	21,655	991,163	1,383,574	-	-	2,396,392	11,237	2,407,629
Total comprehensive income (loss)		-	-	-	-	7,080,832	991,163	1,383,574	-	-	9,455,569	(1,601,606)	7,853,963
Treasury stock acquired	6(17)	-	-	-	-	-	-	-	-	(3,129,182)	(3,129,182)	-	(3,129,182)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	715	-	-	16,870	-	-	-	-	17,585	-	17,585
Changes in subsidiaries' ownership	6(17)	-	157,766	-	-	(61,311)	-	-	-	-	96,455	(323,403)	(226,948)
Others	6(17)	-	(48,165)	-	-	(501,371)	-	-	-	-	(549,536)	1,576,632	1,027,096
Balance as of June 30, 2018	6(17)	$ 126,243,187	$ 40,968,666	$ 10,865,280	$ -	$ 53,148,322	$ (4,721,370)	$ (8,483,439)	$ -	$ (7,848,219)	$ 210,172,427	$ 610,028	$ 210,782,455

Balance as of January 1, 2019	6(17)	$ 124,243,187	$ 40,399,363	$ 10,865,280	$ -	$ 50,723,263	$ (5,692,326)	$ (8,819,556)	$ (2,058)	$ (5,647,430)	$ 206,069,723	$ 466,768	$ 206,536,491
Impact of retroactive applications	3, 6(17)	-	(10,427)	-	-	-	(13,935)	-	-	-	(24,362)	(0)	(24,362)
Adjusted balance as of January 1, 2019	6(17)	124,243,187	40,388,936	10,865,280	-	50,723,263	(5,706,261)	(8,819,556)	(2,058)	(5,647,430)	206,045,361	466,768	206,512,129
Appropriation and distribution of 2018 retained earnings	6(17)
Legal reserve		-	-	707,299	-	(707,299)	-	-	-	-	-	-	-
Special reserve		-	-	-	14,513,940	(14,513,940)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	(6,916,105)	-	-	-	-	(6,916,105)	-	(6,916,105)
Net income in the first half of 2019	6(17)	-	-	-	-	2,941,923	-	-	-	-	2,941,923	(1,906,932)	1,034,991
Other comprehensive income (loss), net of tax in the first half of 2019	6(17), 6(23)	-	-	-	-	-	985,157	3,373,471	-	-	4,358,628	(1,984)	4,356,644
Total comprehensive income (loss)		-	-	-	-	2,941,923	985,157	3,373,471	-	-	7,300,551	(1,908,916)	5,391,635
Share-based payment transaction	6(18)	-	227,207	-	-	-	-	-	-	-	227,207	-	227,207
Treasury stock acquired	6(17)	-	-	-	-	-	-	-	-	(2,859,498)	(2,859,498)	-	(2,859,498)
Treasury stock cancelled	6(17)	(7,000,000)	(1,387,127)	-	-	-	-	-	-	8,387,127	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	241	-	-	92,420	-	(92,420)	-	-	241	-	241
Changes in subsidiaries' ownership	6(17)	-	12	-	-	(22,280)	-	-	-	-	(22,268)	23,928	1,660
Disposal of equity instruments measured at fair value through other comprehensive income	6(5)	-	-	-	-	(176,898)	-	176,898	-	-	-	-	-
Others	6(17)	-	10,282	-	-	(2,121,576)	-	-	-	-	(2,111,294)	1,848,665	(262,629)
Balance as of June 30, 2019	6(17)	$ 117,243,187	$ 39,239,551	$ 11,572,579	$ 14,513,940	$ 29,299,508	$ (4,721,104)	$ (5,361,607)	$ (2,058)	$ (119,801)	$ 201,664,195	$ 430,445	$ 202,094,640

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2019 and 2018
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2019	2018
Cash flows from operating activities:
Net income before tax	$ 793,794	$ 3,942,647
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	23,628,447	25,586,168
Amortization	936,358	1,075,355
Expected credit losses	586,866	844
Net gain of financial assets and liabilities at fair value through profit or loss	(758,160)	(264,320)
Interest expense	1,469,975	1,379,020
Interest income	(500,031)	(344,307)
Dividend income	(142,183)	(123,079)
Share-based payment	220,956	-
Share of profit of associates and joint ventures	(397,008)	(287,151)
Loss (gain) on disposal of property, plant and equipment	10,149	(84,086)
Gain on disposal of investments	-	(12,570)
Impairment loss on non-financial assets	85,446	-
Exchange loss on financial assets and liabilities	29,496	160,170
Amortization of deferred government grants	(2,042,569)	(1,894,440)
Income and expense adjustments	23,127,742	25,191,604
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(189,498)	(15,102)
Contract assets	19,850	(22,422)
Notes receivable and accounts receivable	(1,183,686)	(4,773,697)
Other receivables	(159,905)	158,241
Inventories	(1,363,272)	601,865
Prepayments	195,957	(139,293)
Other current assets	363,366	1,136,159
Contract fulfillment costs	(83,687)	(110,316)
Contract liabilities	17,054	(1,846,214)
Notes and accounts payable	83,218	821,713
Other payables	(308,236)	(357,273)
Other current liabilities	244,421	(26,200)
Net defined benefit liabilities	(18,210)	(13,039)
Other noncurrent liabilities-others	(3,240)	-
Cash generated from operations	21,535,668	24,548,673
Interest received	449,326	308,789
Dividend received	142,183	123,079
Interest paid	(1,208,405)	(1,222,397)
Income tax paid	(467,589)	(717,483)
Net cash provided by operating activities	20,451,183	23,040,661

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2019 and 2018
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2019	2018
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (150,417)	$ (418,175)
Proceeds from disposal of financial assets at fair value through profit or loss	200,677	-
Proceeds from disposal of financial assets at fair value through other comprehensive income or loss	44,466	-
Acquisition of investments accounted for under the equity method	(10,000)	(840,000)
Proceeds from capital reduction and liquidation of investments	-	113
Acquisition of property, plant and equipment	(9,466,742)	(9,616,986)
Proceeds from disposal of property, plant and equipment	23,121	146,175
Increase in refundable deposits	(28,185)	(1,538,041)
Decrease in refundable deposits	100,542	618,402
Acquisition of intangible assets	(777,034)	(377,793)
Government grants related to assets acquisition	190,279	6,634,672
Increase in other noncurrent assets-others	(5,787)	(19,637)
Decrease in other noncurrent assets-others	8,786	548
Net cash used in investing activities	(9,870,294)	(5,410,722)
Cash flows from financing activities:
Increase in short-term loans	14,828,303	7,689,279
Decrease in short-term loans	(11,827,018)	(21,653,911)
Cash payments for the principal portion of the lease liability	(294,255)	-
Redemption of bonds	(2,500,000)	(7,500,000)
Proceeds from long-term loans	782,900	58,500
Repayments of long-term loans	(2,518,436)	(513,561)
Increase in guarantee deposits	216,384	38,353
Decrease in guarantee deposits	(10,794)	(80,338)
Treasury stock acquired	(2,972,243)	(3,129,182)
Change in non-controlling interests	1,538	582,501
Others	5,817	(183)
Net cash used in financing activities	(4,287,804)	(24,508,542)
Effect of exchange rate changes on cash and cash equivalents	405,693	396,874
Net increase (decrease) in cash and cash equivalents	6,698,778	(6,481,729)
Cash and cash equivalents at beginning of period	83,661,739	81,674,572
Cash and cash equivalents at end of period	$ 90,360,517	$ 75,192,843

Reconciliation of the balances of cash and cash equivalents at end of period:
Cash and cash equivalents balances on the consolidated balance sheets	$ 90,355,850	$ 75,192,843
Cash and cash equivalents included in non-current assets held for sale	4,667	-
Cash and cash equivalents at end of period	$ 90,360,517	$ 75,192,843

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2019 and 2018

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 24, 2019.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)  The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2019.  Apart from the impact of the standards and interpretations which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

a.    IFRS 16 “Leases” (“IFRS 16”)

IFRS 16 replaces IAS 17 “Leases” (“IAS 17”), IFRIC 4 “Determining whether an Arrangement contains a Lease” (“IFRIC 4”), SIC 15 “Operating Leases-Incentives”, and SIC 27 “Evaluating the Substance of Transactions in the Legal Form of a Lease” for annual periods beginning on or after January 1, 2019.

The Company elects not to reassess whether a contract is, or contains, a lease at the date of initial application (January 1, 2019) in accordance with the transition provision in IFRS 16.  The Company is permitted to apply IFRS 16 to contracts that were previously identified as leases applying IAS 17 and IFRIC 4.  The Company elects not to restate comparative information and applies the standard retrospectively only to contracts that are not completed at the date of initial application in accordance with the transition provision in IFRS 16.  Instead, the Company will recognize the cumulative effect of initially applying IFRS 16 on January 1, 2019.  The impact arising from the adoption of IFRS 16 are summarized as follows:

i.   For leases that were classified as operating leases applying IAS 17, lease payments are recognized as an expense on a straight-line basis over the lease term.  After adopting IFRS 16, the Company expects to measure and recognize those leases, except for short-term or low-value asset lease exemptions, as lease liability at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019.  On a lease-by-lease basis, the right-of-use asset is measured and recognized at an amount equal to the lease liability (adjusted by the amount of any prepaid lease payments).  The Company assesses the cumulative effect at the date of initial application is primarily consisted of a decrease in prepayments amounting to NT$15 million; an increase in right-of-use assets amounting to NT$8,578 million; a decrease in other noncurrent assets-others amounting to NT$2,621 million; a decrease in other payables amounting to NT$40 million; an increase in lease liabilities amounting to NT$6,006 million; a decrease in additional paid-in capital-other amounting to NT$10 million; and a decrease in other components of equity amounting to NT$14 million.

ii. The Company measured lease liabilities on January 1, 2019 using the weighted average lessee’s incremental borrowing rate of 2.64%.

iii.     The difference between the present value of operating lease commitments under IAS 17 as of December 31, 2018 discounted at the lessee’s incremental borrowing rate and lease liabilities recognized on January 1, 2019 is explained as below:

Operating lease commitments under IAS 17 as of December 31, 2018	$7,408,369
Present value discounted at the incremental borrowing rate on January 1, 2019	$5,997,551
Add: An extension option reasonably certain to be exercised	8,906
Lease liabilities as of January 1, 2019	$6,006,457

(2)  Standards issued by International Accounting Standards Board (“IASB”) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 17	Insurance Contracts	January 1, 2021
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and 8	Definition of Material	January 1, 2020

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

b.  IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture.  IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (“IFRS 3”) between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been deferred indefinitely, but early adoption is allowed.

c.  IFRS 3 - Definition of a Business (Amendment)

The amendments clarify the definition of a business in IFRS 3 Business Combinations.  The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business.  The amendments clarify the minimum requirements for a business; add guidance to help entities assess whether an acquired process is substantive; and narrow the definitions of a business and of outputs; etc.

d.  IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of Material (Amendment)

The main amendment is to clarify a new definition of material.  It states that “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”  The amendments clarify that materiality will depend on the nature or magnitude of information.  An entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements.  A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (b) ~ (d) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)  Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)  Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)  General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2018.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2018.

b.  The consolidated entities are as follows:

As of June 30, 2019, December 31, 2018 and June 30, 2018

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2019	December 31, 2018	June 30, 2018
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	-	-	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	93.36	93.36	87.06
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.57	78.47	78.47
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	-
NBI	TERA ENERGY	Energy technical services	-	-	100.00
NBI	UNISTARS CORP.	High brightness LED packages	-	-	83.69
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	98.14	98.14	98.14
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	65.22	65.22	61.50

(4)  Other Significant Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2019 and the year ended December 31, 2018.  For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the three-month period ended March 31, 2019 and for the year ended December 31, 2018.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2019 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2018.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2018.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)  Cash and Cash Equivalents

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Cash on hand and petty cash	$6,129	$6,091	$6,457
Checking and savings accounts	26,491,350	25,021,265	21,686,547
Time deposits	54,474,179	49,139,549	43,211,497
Repurchase agreements collateralized by government bonds and corporate notes	9,384,192	9,494,834	10,288,342
Total	$90,355,850	$83,661,739	$75,192,843

(2)  Financial Assets at Fair Value through Profit or Loss

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$7,620,663	$6,814,915	$8,716,809
Preferred stocks	2,900,098	2,998,228	3,443,114
Funds	2,129,192	2,030,688	1,734,468
Convertible Bonds	67,112	236,905	223,160
Forward contracts	8,290	3,561	534
Option	-	-	56,382
Total	$12,725,355	$12,084,297	$14,174,467

Current	$613,504	$528,450	$470,383
Noncurrent	12,111,851	11,555,847	13,704,084
Total	$12,725,355	$12,084,297	$14,174,467

On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC.  The transaction was approved by the Taiwan authorities on September 26, 2018.  Upon obtaining other relevant authority’s approval of the investment application, the Company anticipates to invest NT$15.8 billion for acquiring remaining shares of MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS), representing ownership interest of 84.1% and making MIFS a wholly-owned subsidiary of the Company.  The change of the fair value for the call option is recorded in profit or loss.

(3)  Accounts Receivable, Net

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Accounts receivable	$24,724,819	$23,784,141	$26,761,888
Less: loss allowance	(615,062)	(48,152)	(40,414)
Net	$24,109,757	$23,735,989	$26,721,474

Aging analysis of accounts receivable, net:

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Neither past due nor impaired	$19,447,935	$18,271,304	$22,201,399
Past due but not impaired:
≤ 30 days	3,097,180	3,407,690	3,498,340
31 to 60 days	342,689	739,054	527,246
61 to 90 days	60,451	545,366	92,441
91 to 120 days	16,099	365,007	179,045
≥ 121 days	1,145,403	407,568	223,003
Subtotal	4,661,822	5,464,685	4,520,075
Total	$24,109,757	$23,735,989	$26,721,474

Movement of loss allowance for accounts receivable:

	For the six-month periods ended June 30,
	2019	2018
Beginning balance	$48,152	$39,578
Net charge for the period	566,910	836
Ending balance	$615,062	$40,414

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable.  For receivable past due within 60 days, including not past due, the Company estimates a provision rate to calculate ECLs.  A provision rate is determined based on the Company’s historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment.  For the receivable past due over 60 days, the Company applies the aforementioned provision rate and also individually assesses whether to recognize additional expected credit losses by considering customer’s operating situation and debt-paying ability.

 (4) Inventories, Net

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Raw materials	$4,609,522	$3,766,056	$3,042,436
Supplies and spare parts	3,241,076	3,133,737	3,245,052
Work in process	10,808,887	10,034,488	10,059,831
Finished goods	969,886	1,268,838	1,309,139
Total	$19,629,371	$18,203,119	$17,656,458

a.    For the three-month periods ended June 30, 2019 and 2018, the Company recognized NT$29,470 million and NT$31,214 million, respectively, in operating cost, of which NT$938 million and NT$436 million were related to reversal of inventories. For the six-month periods ended June 30, 2019 and 2018, the Company recognized NT$58,898 million and NT$62,713 million, respectively, in operating cost, of which NT$82 million and NT$555 million were related to write-down of inventories.

b.   None of the aforementioned inventories were pledged.

(5)  Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Equity instruments
Common stocks	$14,222,011	$11,401,451	$11,138,640
Preferred stocks	156,655	184,026	228,012
Total	$14,378,666	$11,585,477	$11,366,652

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.  Dividends from equity instruments designated as fair value through other comprehensive income were both nil for the six-month periods ended June 30, 2019 and 2018.

For the six-month periods ended June 30, 2019, the Company sold certain investments designated as fair value through other comprehensive income as considering the Company’s investment strategy.  The fair value on the date of sale is NT$44 million and the accumulated unrealized gain (loss) recognized in other components of equity of NT$(177) million was transferred to retained earnings.

(6)  Investments Accounted For Under the Equity Method

a.    Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2019		December 31, 2018		June 30, 2018
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
CLIENTRON CORP.	$253,194	22.39	$249,762	22.39	$266,231	22.39
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	1,472,138	13.78	1,477,167	13.78	1,618,298	13.78

Unlisted companies
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	50.00	-	50.00	-	50.00
MTIC HOLDINGS PTE. LTD.	3,168	45.44	3,026	45.44	65,291	45.44
YUNG LI INVESTMENTS, INC.	2,213	45.16	2,213	45.16	35,661	45.16
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78	-	44.78
PURIUMFIL INC.	9,303	44.45	-	-	-	-
UNITECH CAPITAL INC.	593,150	42.00	568,005	42.00	691,814	42.00
TRIKNIGHT CAPITAL CORPORATION	1,574,653	40.00	1,520,575	40.00	1,644,359	40.00
HSUN CHIEH INVESTMENT CO., LTD.	3,833,012	36.49	3,419,430	36.49	4,420,673	36.49
YANN YUAN INVESTMENT CO., LTD.	3,161,603	30.87	2,642,543	30.87	2,943,002	30.87
HSUN CHIEH CAPITAL CORP.	151,935	30.00	161,319	30.00	180,695	30.00
VSENSE CO., LTD.	28,307	26.89	31,544	26.89	74,636	28.63
UNITED LED CORPORATION HONG KONG LIMITED	$147,777	25.14	$167,953	25.14	$194,979	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	122,778	10.38	120,440	10.38	110,749	10.38
Total	$11,353,231		$10,363,977		$12,246,388

Note A:  Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B:  WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C:  The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,725 million, NT$1,727 million and NT$1,885 million, as of June 30, 2019, December 31, 2018 and June 30, 2018, respectively.  The fair value of these investments were NT$1,853 million, NT$1,621 million and NT$2,215 million, as of June 30, 2019, December 31, 2018 and June 30, 2018, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$258 million, NT$118 million, NT$483 million and NT$347 million for the three-month and six-month periods ended June 30, 2019 and 2018, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$222 million, NT$14 million, NT$543 million and NT$138 million for the three-month and six-month periods ended June 30, 2019 and 2018, respectively.  The balances of investments accounted for under the equity method were NT$9,416 million, NT$8,714 million and NT$9,966 million as of June 30, 2019, December 31, 2018 and June 30, 2018, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.   Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and six-month periods ended June 30, 2019 and 2018 were NT$31 million, NT$17 million, NT$33 million and NT$7 million, respectively, which were not included in the following table.

i.   The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended June 30,
	2019	2018
Income (loss) from continuing operations	$201,053	$79,936
Other comprehensive income (loss)	220,831	(17,821)
Total comprehensive income (loss)	$421,884	$62,115

	For the six-month periods ended June 30,
	2019	2018
Income (loss) from continuing operations	$397,008	$287,151
Other comprehensive income (loss)	550,642	131,147
Total comprehensive income (loss)	$947,650	$418,298

ii. The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method were both nil for the three-month and six-month periods ended June 30, 2019 and 2018.

c.    One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of June 30, 2019, December 31, 2018 and June 30, 2018.  Another associate, YANN YUAN INVESTMENT CO., LTD., held 200 million shares, 172 million shares and 172 million shares of UMC’s stock as of June 30, 2019, December 31, 2018 and June 30, 2018.

(7)  Property, Plant and Equipment

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Land	$1,314,402	$1,314,402	$1,314,402
Buildings	19,227,882	19,841,058	20,817,988
Machinery and equipment	127,954,127	139,213,317	156,643,932
Transportation equipment	21,592	20,921	18,942
Furniture and fixtures	1,803,008	1,908,214	2,000,199
Leasehold improvement	2,859	3,869	5,214
Construction in progress and equipment awaiting inspection	8,116,037	10,544,814	8,024,426
Net	$158,439,907	$172,846,595	$188,825,103

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2019	$1,314,402	$38,306,302	$853,688,505	$66,355	$8,056,901	$53,449	$10,550,763	$912,036,677
Additions	-	-	-	-	-	-	7,638,052	7,638,052
Disposals	-	(1,043)	(802,436)	(161)	(6,863)	-	(21,717)	(832,220)
Transfers and reclassifications	-	81,142	10,148,279	3,557	161,683	-	(10,154,522)	240,139
Exchange effect	-	121,474	2,398,263	221	14,263	570	109,410	2,644,201
As of June 30, 2019	$1,314,402	$38,507,875	$865,432,611	$69,972	$8,225,984	$54,019	$8,121,986	$921,726,849

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557
Additions	-	-	-	-	-	-	7,708,328	7,708,328
Disposals	-	(1,504)	(1,405,266)	(10,895)	(30,371)	-	-	(1,448,036)
Transfers and reclassifications	-	358,474	20,159,557	3,253	239,189	1,980	(20,770,145)	(7,692)
Exchange effect	-	148,032	3,590,498	264	14,284	1,010	330,753	4,084,841
As of June 30, 2018	$1,314,402	$38,578,662	$848,613,708	$68,404	$7,898,900	$55,547	$8,030,375	$904,559,998

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2019	$-	$18,465,244	$714,475,188	$45,434	$6,148,687	$49,580	$5,949	$739,190,082
Depreciation	-	791,693	22,248,425	3,031	275,493	1,045	-	23,319,687
Impairment loss	-	-	85,446	-	-	-	-	85,446
Disposals	-	(740)	(801,117)	(161)	(6,731)	-	-	(808,749)
Transfers and reclassifications	-	-	(130,530)	-	(422)	2	-	(130,950)
Exchange effect	-	23,796	1,601,072	76	5,949	533	-	1,631,426
As of June 30, 2019	$-	$19,279,993	$737,478,484	$48,380	$6,422,976	$51,160	$5,949	$763,286,942

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$-	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876
Depreciation	-	752,459	24,564,000	3,085	265,468	1,156	-	25,586,168
Disposals	-	(1,156)	(1,366,274)	(10,895)	(15,730)	-	-	(1,394,055)
Transfers and reclassifications	-	302	(3,220)	-	2,918	-	-	-
Exchange effect	-	48,216	3,003,413	241	9,063	973	-	3,061,906
As of June 30 , 2018	$-	$17,760,674	$691,969,776	$49,462	$5,898,701	$50,333	$5,949	$715,734,895

The Company expected to dispose of SOCIALNEX ITALIA 1 S.R.L (SOCIALNEX), a subsidiary.  As such, SOCIALNEX performed an impairment test on the cash-generating unit (CGU) composed of property, plant and equipment before being reclassified as a disposal group held for sale, and determined the recoverable amount of CGU based on the net selling price.  The impairment test revealed that the recoverable amount was less than its carrying amount, so the Company recorded in the other operating income and expenses an impairment loss of NT$85 million, which came from new business segment.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(8)  Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years.  Most lease contracts of land located in R.O.C specify that lease payments will be adjusted based on the announced land value prices.  The Company does not have purchase options of leased land at the end of the lease terms.

a.    Right-of-use assets

	As of
	June 30, 2019	December 31, 2018 (Note)	June 30, 2018 (Note)
Land	$6,127,942
Buildings	276,163
Machinery and equipment	1,887,097
Transportation equipment	10,160
Other equipment	14,052
Net	$8,315,414

Note:   The Company adopted IFRS 16 on January 1, 2019.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Other equipment	Total
As of January 1, 2019	$6,338,790	$306,831	$1,904,399	$12,003	$16,392	$8,578,415
Increase	12,601	1,379	44,204	964	1,151	60,299
Decrease	(55,490)	(154)	(0)	-	(1,598)	(57,242)
Transfers and reclassifications	(19,679)	-	-	-	-	(19,679)
Exchange effect	37,362	2,654	19,891	(18)	51	59,940
As of June 30, 2019	$6,313,584	$310,710	$1,968,494	$12,949	$15,996	$8,621,733

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Other equipment	Total
As of January 1, 2019	$-	$-	$-	$-	$-	$-
Depreciation	186,735	34,765	82,516	2,790	1,954	308,760
Transfers and reclassifications	(536)	-	-	-	-	(536)
Exchange effect	(557)	(218)	(1,119)	(1)	(10)	(1,905)
As of June 30, 2019	$185,642	$34,547	$81,397	$2,789	$1,944	$306,319

Please refer to Note 8 for right-of-use assets pledged as collateral.

b.   Lease Liabilities

	As of
	June 30, 2019	December 31, 2018 (Note)	June 30, 2018 (Note)
Current	$456,486
Noncurrent	5,395,030
Total	$5,851,516

Note:   The Company adopted IFRS 16 on January 1, 2019.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

Please refer to Note 6(22) for the interest expense of lease liabilities.

(9)  Intangible Assets

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Goodwill	$15,012	$15,012	$15,188
Software	1,535,635	524,155	562,464
Patents and technology license fees	1,812,603	1,668,218	1,936,208
Others	788,518	784,419	1,067,737
Net	$4,151,768	$2,991,804	$3,581,597

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2019	$15,012	$1,125,804	$4,511,629	$3,190,116	$8,842,561
Additions	-	1,184,356	293,654	423,520	1,901,530
Disposals	-	(188,565)	-	(305,248)	(493,813)
Reclassifications	-	55,711	-	(97)	55,614
Exchange effect	-	3,845	124,686	(0)	128,531
As of June 30, 2019	$15,012	$2,181,151	$4,929,969	$3,308,291	$10,434,423

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370
Additions	-	-	-	412,835	412,835
Disposals	-	(55,327)	-	(441,486)	(496,813)
Reclassifications	-	297,501	-	-	297,501
Exchange effect	-	3,367	75,006	(1)	78,372
As of June 30, 2018	$15,188	$1,326,267	$4,762,757	$3,537,053	$9,641,265

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2019	$-	$601,649	$2,843,411	$2,405,697	$5,850,757
Amortization	-	230,488	252,990	419,421	902,899
Disposals	-	(188,565)	-	(305,248)	(493,813)
Reclassifications	-	420	-	(97)	323
Exchange effect	-	1,524	20,965	(0)	22,489
As of June 30, 2019	$-	$645,516	$3,117,366	$2,519,773	$6,282,655

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$-	$670,014	$2,585,190	$2,306,657	$5,561,861
Amortization	-	147,110	225,673	604,146	976,929
Disposals	-	(55,327)	-	(441,486)	(496,813)
Exchange effect	-	2,006	15,686	(1)	17,691
As of June 30, 2018	$-	$763,803	$2,826,549	$2,469,316	$6,059,668

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended June 30,
	2019	2018
Operating costs	$188,245	$177,121
Operating expenses	$260,007	$311,675

	For the six-month periods ended June 30,
	2019	2018
Operating costs	$388,527	$345,879
Operating expenses	$514,372	$631,050

(10) Short-Term Loans

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Unsecured bank loans	$8,679,307	$7,780,552	$7,981,514
Unsecured other loans	7,640,566	5,323,256	3,638,524
Total	$16,319,873	$13,103,808	$11,620,038

	For the six-month periods ended June 30,
	2019	2018
Interest rates applied	0.00%~4.55%	0.00%~4.10%

The Company’s unused short-term lines of credit amounted to NT$74,772 million, NT$77,658 million and NT$78,078 million as of June 30, 2019, December 31, 2018 and June 30, 2018, respectively.

(11) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Forward contracts	$-	$-	$39,431

(12) Bonds Payable

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Unsecured domestic bonds payable	$21,200,000	$23,700,000	$23,700,000
Unsecured convertible bonds payable	18,196,332	18,196,332	18,196,332
Less: Discounts on bonds payable	(335,325)	(518,150)	(699,321)
Total	39,061,007	41,378,182	41,197,011
Less: Current portion	(20,374,813)	(2,499,235)	(2,498,316)
Net	$18,686,194	$38,878,947	$38,698,695

a.    UMC issued domestic unsecured corporate bonds.  The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest will be paid annually and the principal has been fully repaid in June 2019.
Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest will be paid annually and the principal has been fully repaid in March 2018.
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

b.   On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

i.   Issue Amount: US$600 million

ii. Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

iii.     Redemption:

(i)   UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

(ii)  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

(iii) UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

(iv) All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

(v)  Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

(vi) In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv. Terms of Conversion:

(i)   Underlying Securities: Ordinary shares of UMC

(ii)  Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii) Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$14.8157 per share on June 30, 2019.

v.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

(i)   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

(ii)  The bondholders shall have exercised the conversion right before maturity; or

(iii) The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13) Long-Term Loans

a.    Details of long-term loans as of June 30, 2019, December 31, 2018 and June 30, 2018 are as follows:

	As of
Lenders	June 30, 2019	December 31, 2018	June 30, 2018	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$-	$2,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	4,920	6,013	7,106	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	-	5,618	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	-	-	7,992	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	-	-	10,706	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	2,147	3,006	3,865	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	77,297	83,243	89,189	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	-	-	1,181	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	-	-	3,471	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	35,000	-	-	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from KGI Bank	-	-	58,500	Effective June 28, 2018 to February 23, 2023. Interest-only payment for the first year. Principal is repaid in 9 semi-annual payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	-	1,000,000	300,000	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	-	747,900	997,200	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	-	-	237,178	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from CTBC Bank	747,900	-	-	Effective January 10, 2019 to September 30, 2021. Interest-only payment for the first and nine months. Principal is repaid in full at the end of the term with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	28,570,737	28,987,895	30,457,618	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Subtotal	29,438,001	30,828,057	32,181,624
Less: Administrative expenses from syndicated loans	-	(1,842)	(2,691)
Less: Current portion	(2,730,095)	(2,622,161)	(3,113,507)
Total	$26,707,906	$28,204,054	$29,065,426

	For the six-month periods ended June 30,
	2019	2018
Interest rates applied	0.99%~5.56%	0.99%~5.20%

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan.  Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations.  Total pension expenses of NT$326 million, NT$334 million, NT$674 million and NT$664 million are contributed by the Company for the three-month and six-month periods ended June 30, 2019 and 2018, respectively.

b.  Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee.  The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements.  Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.  For the three-month and six-month periods ended June 30, 2019 and 2018, total pension expenses of NT$15, NT$17 million, NT$29 and NT$35 million, respectively, were recognized by the Company.

(15) Deferred Government Grants

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Beginning balance	$17,480,904	$14,595,546	$14,595,546
Arising during the period	190,279	7,129,770	6,634,672
Recorded in profit or loss:
Other operating income	(2,042,569)	(3,885,722)	(1,894,440)
Exchange effect	198,633	(358,690)	63,517
Ending balance	$15,827,247	$17,480,904	$19,399,295

Current	$3,901,606	$3,832,124	$3,837,438
Noncurrent	11,925,641	13,648,780	15,561,857
Total	$15,827,247	$17,480,904	$19,399,295

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16) Refund Liabilities

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Refund liabilities	$1,425,909	$1,213,476	$960,009

(17) Equity

a.  Capital stock:

i.

UMC had 26,000 million common shares authorized to be issued as of June 30, 2019, December 31, 2018 and June 30, 2018, of which 11,724 million shares, 12,424 million shares, and 12,624 million shares were issued as of June 30, 2019, December 31, 2018 and June 30, 2018, respectively, each at a par value of NT$10.

ii.

UMC had 140 million, 143 million and 144 million ADSs, which were traded on the NYSE as of June 30, 2019, December 31, 2018 and June 30, 2018, respectively.  The total number of common shares of UMC represented by all issued ADSs were 700 million shares, 717 million shares and 720 million shares as of June 30, 2019, December 31, 2018 and June 30, 2018, respectively.  One ADS represents five common shares.

iii.

On June 28, 2019, UMC cancelled 400 million shares of treasury stock, which were repurchased during the period from May 13 to June 13, 2016 for the purpose of transferring to employees, and repurchased during the period from April 26 to June 13, 2019 for the purpose of maintaining UMC’s credit and stockholders’ rights and interests.

iv.

On March 11, 2019, UMC cancelled 300 million shares of treasury stock, which were repurchased during the period from November 7, 2018 to January 4, 2019 for the purpose of maintaining UMC’s credit and stockholders’ rights and interests.

v.

On August 27, 2018, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from March 12 to May 4, 2018 for the purpose of maintaining UMC’s credit and stockholders’ rights and interests.

b.  Treasury stock:

i.   UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the six-month periods ended June 30, 2019 and 2018 are as follows:

For the six-month period ended June 30, 2019

(In thousands of shares)

Purpose	January 1, 2019	Increase	Decrease	June 30, 2019
For transfer to employees	200,000	-	200,000	-
To maintain UMC’s credit and stockholders’ rights and interests	280,000	220,000	500,000	-
	480,000	220,000	700,000	-

For the six-month period ended June 30, 2018

(In thousands of shares)

Purpose	January 1, 2018	Increase	Decrease	June 30, 2018
For transfer to employees	400,000	-	-	400,000
To maintain UMC’s credit and stockholders’ rights and interests	-	200,000	-	200,000
	400,000	200,000	-	600,000

ii. According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of June 30, 2019, December 31, 2018 and June 30, 2018, did not exceed the limit.

iii.

In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.

As of June 30, 2019, December 31, 2018 and June 30, 2018, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on June 30, 2019, December 31, 2018 and June 30, 2018, were NT$13.95, NT$11.25 and NT$16.95, respectively.

v.

UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.

The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.

The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The distribution of earnings for 2018 and 2017 was approved by the stockholders’ meeting held on June 12, 2019 and June 12, 2018, respectively.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2018	2017	2018	2017
Legal reserve	$707,299	$962,873
Special reserve	14,513,940	-
Cash dividends	6,916,105	8,557,023	$0.58	$0.70

The aforementioned 2018 and 2017 distribution approved by stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 6, 2019 and March 7, 2018.

The cash dividend per share for 2018 was adjusted to NT$0.58989396 per share according to the resolution of the Board of Directors’ meeting on June 19, 2019.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

The cash dividend per share for 2017 was adjusted to NT$0.71164307 per share according to the resolution of the Board of Directors’ meeting on June 12, 2018.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

Please refer to Note 6(20) for information on the employees’ and directors’ compensation.

d.  Non-controlling interests:

	For the six-month periods ended June 30,
	2019	2018
Adjusted balance at January 1	$466,768	$958,405
Attributable to non-controlling interests:
Net loss	(1,906,932)	(1,612,843)
Other comprehensive income (loss)	(1,984)	11,237
Changes in subsidiaries’ ownership	23,928	(323,403)
Others	1,848,665	1,576,632
Ending balance	$430,445	$610,028

(18) Share-Based Payment

In order to attract, retain talents and reward the employees for their productivity and loyalty, the Company carried out a compensation plan to offer 200 million shares of treasury stock to employees in August 2018.  The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees.  The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share.  For the stocks vested on the date of grant, the Company recognized the entire compensation cost on the grant date, whereas for the stocks with requisite service conditions to vest at the end of one or two-years from the date of grant, the Company recognizes the compensation cost on a straight-line basis over the period in which the services conditions are fulfilled, together with a corresponding increase in equity.  As such, for the three-month and six-month periods ended June 30, 2019, total compensation cost of NT$111 million and NT$221 million, respectively, were recognized by the Company.

(19) Operating Revenues

a.  Disaggregation of revenue

i.  By operating segments

	For the three-month period ended June 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$36,003,395	$27,789	$36,031,184	$-	$36,031,184

The timing of revenue recognition:
At a point in time	$35,739,831	$27,789	$35,767,620	$-	$35,767,620
Over time	263,564	-	263,564	-	263,564
Total	$36,003,395	$27,789	$36,031,184	$-	$36,031,184

	For the three-month period ended June 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$38,766,648	$92,184	$38,858,832	$(7,255)	$38,851,577

The timing of revenue recognition:
At a point in time	$37,299,736	$92,184	$37,391,920	$(7,255)	$37,384,665
Over time	1,466,912	-	1,466,912	-	1,466,912
Total	$38,766,648	$92,184	$38,858,832	$(7,255)	$38,851,577

	For the six-month period ended June 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$68,561,775	$52,368	$68,614,143	$-	$68,614,143

The timing of revenue recognition:
At a point in time	$68,063,111	$52,368	$68,115,479	$-	$68,115,479
Over time	498,664	-	498,664	-	498,664
Total	$68,561,775	$52,368	$68,614,143	$-	$68,614,143

	For the six-month period ended June 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$76,204,238	$158,705	$76,362,943	$(14,229)	$76,348,714

The timing of revenue recognition:
At a point in time	$73,112,866	$158,705	$73,271,571	$(14,229)	$73,257,342
Over time	3,091,372	-	3,091,372	-	3,091,372
Total	$76,204,238	$158,705	$76,362,943	$(14,229)	$76,348,714

ii. By geography

	For the three-month period ended June 30, 2019
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$14,220,502	$5,553,019	$4,255,080	$1,652,243	$4,339,669	$2,074,298	$3,936,373	$36,031,184

The timing of revenue recognition:
At a point in time	$14,208,263	$5,553,019	$4,203,225	$1,634,203	$4,335,855	$1,898,210	$3,934,845	$35,767,620
Over time	12,239	-	51,855	18,040	3,814	176,088	1,528	263,564
Total	$14,220,502	$5,553,019	$4,255,080	$1,652,243	$4,339,669	$2,074,298	$3,936,373	$36,031,184

	For the three-month period ended June 30, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$14,006,222	$7,049,822	$4,911,255	$1,285,285	$5,920,269	$3,456,463	$2,222,261	$38,851,577

The timing of revenue recognition:
At a point in time	$13,960,474	$7,039,685	$3,761,464	$1,282,524	$5,912,011	$3,206,459	$2,222,048	$37,384,665
Over time	45,748	10,137	1,149,791	2,761	8,258	250,004	213	1,466,912
Total	$14,006,222	$7,049,822	$4,911,255	$1,285,285	$5,920,269	$3,456,463	$2,222,261	$38,851,577

	For the six-month period ended June 30, 2019
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$26,434,603	$11,906,295	$7,396,715	$3,624,749	$8,038,514	$3,785,802	$7,427,465	$68,614,143

The timing of revenue recognition:
At a point in time	$26,406,871	$11,906,295	$7,308,774	$3,600,994	$8,028,191	$3,446,090	$7,418,264	$68,115,479
Over time	27,732	-	87,941	23,755	10,323	339,712	9,201	498,664
Total	$26,434,603	$11,906,295	$7,396,715	$3,624,749	$8,038,514	$3,785,802	$7,427,465	$68,614,143

	For the six-month period ended June 30, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$26,633,299	$13,652,020	$10,212,657	$2,369,560	$11,796,774	$6,291,188	$5,393,216	$76,348,714

The timing of revenue recognition:
At a point in time	$26,521,392	$13,640,725	$7,690,644	$2,365,459	$11,783,857	$5,862,793	$5,392,472	$73,257,342
Over time	111,907	11,295	2,522,013	4,101	12,917	428,395	744	3,091,372
Total	$26,633,299	$13,652,020	$10,212,657	$2,369,560	$11,796,774	$6,291,188	$5,393,216	$76,348,714

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.    By Product

	For the three-month periods ended June 30,
	2019	2018
Wafer	$34,775,172	$36,672,650
Others	1,256,012	2,178,927
Total	$36,031,184	$38,851,577

	For the six-month periods ended June 30,
	2019	2018
Wafer	$66,140,931	$71,276,529
Others	2,473,212	5,072,185
Total	$68,614,143	$76,348,714

b.  Contract balances

i.   Contract assets, current

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Sales of goods and services	$471,112	$486,184	$152,438
Less: Loss allowance	(398,339)	(393,974)	-
Net	$72,773	$92,210	$152,438

The loss allowance was assessed by the company primarily at an amount equal to lifetime expected credit losses.  The loss allowance was mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against UMC related to the joint technology development agreement.  Please refer to Note 9(6).

ii. Contract liabilities

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Sales of goods and services	$1,454,232	$932,371	$2,114,749

Current	$956,472	$932,371	$2,114,749
Noncurrent	497,760	-	-
Total	$1,454,232	$932,371	$2,114,749

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$450 million and NT$2,887 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied during the six-month periods ended June 30, 2019 and 2018.

c.  The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$3,158 million as of June 30, 2019.  The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future.  As of the report date, the progress cannot be reliably estimated primarily due to the suspension as disclosed in Note 9(6).  The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.  Asset recognized from the cost to fulfill a contract with customer

As of June 30, 2019, December 31, 2018 and June 30, 2018, the Company recognized the cost to fulfill engineering and service contracts that are eligible for capitalization as assets which amounted to NT$654 million, NT$567 million and NT$232 million, and accounted for as other current assets.  Subsequently, the Company will expense to operating costs from the cost to fulfill a contract when the related obligations are satisfied.

(20) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2019			2018
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$4,176,640	$1,911,916	$6,088,556	$4,342,441	$1,717,138	$6,059,579
Labor and health insurance	212,373	90,724	303,097	214,329	85,140	299,469
Pension	254,822	86,345	341,167	268,734	82,454	351,188
Other employee benefit expenses	67,669	24,978	92,647	71,662	22,957	94,619
Depreciation	11,200,201	458,686	11,658,887	12,137,062	659,219	12,796,281
Amortization	192,733	270,323	463,056	204,500	332,546	537,046

	For the six-month periods ended June 30,
	2019			2018
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$8,283,098	$3,690,632	$11,973,730	$8,663,162	$3,381,439	$12,044,601
Labor and health insurance	441,127	180,415	621,542	442,996	171,543	614,539
Pension	524,694	178,866	703,560	534,711	164,327	699,038
Other employee benefit expenses	128,553	48,038	176,591	133,047	43,204	176,251
Depreciation	22,581,637	919,710	23,501,347	24,211,785	1,295,291	25,507,076
Amortization	398,141	538,217	936,358	400,133	675,222	1,075,355

According to UMC’s Articles of Incorporation, the employees’ and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ and directors’ compensation and report to the stockholders’ meeting for such distribution.

The Company estimates the amounts of the employees’ and directors’ compensation and recognizes them in the profit or loss during the periods when earned for the six-month periods ended June 30, 2019 and 2018.  The Board of Directors estimated the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees’ and directors’ compensation for 2018 and 2017 were reported to the stockholders’ meeting on June 12, 2019 and June 12, 2018, respectively.  The details of distribution are as follows:

	2018	2017
Employees’ compensation – Cash	$1,400,835	$1,032,324
Directors’ compensation	7,624	11,452

The aforementioned 2018 and 2017 employees’ and directors’ compensation reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 6, 2019 and March 7, 2018.

Information relevant to the aforementioned employees’ and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(21) Net Other Operating Income and Expenses

	For the three-month periods ended June 30,
	2019	2018
Government grants	$1,810,774	$1,700,335
Gain on disposal of property, plant and equipment	4,470	57,561
Impairment loss on property, plant and equipment	(85,446)	-
Others	(42,949)	(39,161)
Total	$1,686,849	$1,718,735

	For the six-month periods ended June 30,
	2019	2018
Government grants	$2,925,836	$2,681,624
Gain (loss) on disposal of property, plant and equipment	(10,149)	84,086
Impairment loss on property, plant and equipment	(85,446)	-
Others	(70,239)	(70,030)
Total	$2,760,002	$2,695,680

(22) Non-Operating Income and Expenses

a.  Other gains and losses

	For the three-month periods ended June 30,
	2019	2018
Loss on valuation of financial assets and liabilities at fair value through profit or loss	$(273,945)	$(112,199)
Gain on disposal of investments	-	15,179
Others	4,089	37,647
Total	$(269,856)	$(59,373)

	For the six-month periods ended June 30,
	2019	2018
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$758,160	$264,320
Gain on disposal of investments	-	12,570
Others	8,835	68,397
Total	$766,995	$345,287

b.  Finance costs

	For the three-month periods ended June 30,
	2019	2018
Interest expenses
Bonds payable	$171,165	$172,231
Bank loans	472,423	465,781
Lease liabilities (Note)	46,240	-
Others	70,153	72,030
Financial expenses	11,410	12,238
Total	$771,391	$722,280

	For the six-month periods ended June 30,
	2019	2018
Interest expenses
Bonds payable	$344,759	$364,843
Bank loans	920,219	871,826
Lease liabilities (Note)	86,665	-
Others	118,332	142,351
Financial expenses	30,629	29,074
Total	$1,500,604	$1,408,094

Note: The Company adopted IFRS 16 on January 1, 2019.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

(23) Components of Other Comprehensive Income (Loss)

	For the three-month period ended June 30, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$616,532	$-	$616,532	$1,383	$617,915
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	223,497	-	223,497	-	223,497
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(121,414)	-	(121,414)	(5,987)	(127,401)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	35,858	-	35,858	(7,704)	28,154
Total other comprehensive income (loss)	$754,473	$-	$754,473	$(12,308)	$742,165

	For the three-month period ended June 30, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined-benefit plan	$-	$-	$-	$21,635	$21,635
Unrealized gains or losses on financial assets at fair value through other comprehensive income	86,951	-	86,951	46,268	133,219
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(21,397)	-	(21,397)	-	(21,397)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2,517,392	408	2,517,800	(30,646)	2,487,154
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	44,811	(15,587)	29,224	(8,247)	20,977
Total other comprehensive income (loss)	$2,627,757	$(15,179)	$2,612,578	$29,010	$2,641,588

	For the six-month period ended June 30, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$2,837,655	$-	$2,837,655	$(10,158)	$2,827,497
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	545,974	-	545,974	-	545,974
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	954,970	-	954,970	(9,036)	945,934
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	45,381	-	45,381	(8,142)	37,239
Total other comprehensive income (loss)	$4,383,980	$-	$4,383,980	$(27,336)	$4,356,644

	For the six-month period ended June 30, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined-benefit plan	$-	$-	$-	$21,635	$21,635
Unrealized gains or losses on financial assets at fair value through other comprehensive income	1,235,194	-	1,235,194	23,295	1,258,489
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	130,149	-	130,149	(5,044)	125,105
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1,002,220	408	1,002,628	(13,644)	988,984
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	26,494	(12,897)	13,597	(181)	13,416
Total other comprehensive income (loss)	$2,394,057	$(12,489)	$2,381,568	$26,061	$2,407,629

(24) Income Tax

a.  The major components of income tax expense for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

i.   Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended June 30,
	2019	2018
Current income tax expense (benefit):
Current income tax charge	$135,199	$122,915
Adjustments in respect of current income tax of prior periods	(21,888)	(164,848)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	177,797	654,599
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(46,899)	(643,091)
Deferred income tax related to changes in tax rates	-	21,635
Adjustment of prior year’s deferred income tax	123,712	24,574
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(166,406)	(346,523)
Income tax expense (benefit) recorded in profit or loss	$201,515	$(330,739)

	For the six-month periods ended June 30,
	2019	2018
Current income tax expense (benefit):
Current income tax charge	$271,331	$209,216
Adjustments in respect of current income tax of prior periods	(825,341)	(1,117,602)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	277,491	1,072,768
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(124,226)	(720,645)
Deferred income tax related to changes in tax rates	-	(848,223)
Adjustment of prior year’s deferred income tax	118,384	(2,820)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	41,164	(96,381)
Income tax benefit recorded in profit or loss	$(241,197)	$(1,503,687)

ii. Income tax related to components of other comprehensive income (loss)

(i)      Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2019	2018
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$1,383	$46,268
Deferred income tax related to changes in tax rates	-	21,635
Income tax related to items that will not be reclassified subsequently to profit or loss	$1,383	$67,903

	For the six-month periods ended June 30,
	2019	2018
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$(10,158)	$10,768
Deferred income tax related to changes in tax rates	-	29,118
Income tax related to items that will not be reclassified subsequently to profit or loss	$(10,158)	$39,886

(ii)    Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2019	2018
Exchange differences on translation of foreign operations	$(5,987)	$(30,646)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(7,704)	(8,247)
Income tax related to items that may be reclassified subsequently	$(13,691)	$(38,893)

	For the six-month periods ended June 30,
	2019	2018
Exchange differences on translation of foreign operations	$(9,036)	$(16,432)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(8,142)	(4,628)
Deferred income tax related to changes in tax rates	-	7,235
Income tax related to items that may be reclassified subsequently	$(17,178)	$(13,825)

iii.     Deferred income tax charged directly to equity

	For the three-month periods ended June 30,
	2019	2018
Deferred income tax related to changes in tax rates	$-	$-

	For the six-month periods ended June 30,
	2019	2018
Deferred income tax related to changes in tax rates	$-	$(56,759)

b.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of June 30, 2019, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012.

(25) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the three-month periods ended June 30,
	2019	2018
Net income attributable to the parent company	$1,740,476	$3,658,779
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,817,658	12,048,575
Earnings per share-basic (NTD)	$0.15	$0.30

	For the six-month periods ended June 30,
	2019	2018
Net income attributable to the parent company	$2,941,923	$7,059,177
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,862,931	12,125,248
Earnings per share-basic (NTD)	$0.25	$0.58

b.  Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

	For the three-month periods ended June 30,
	2019	2018
Net income attributable to the parent company	$1,740,476	$3,658,779
Effect of dilution
Unsecured convertible bonds	72,095	70,651
Income attributable to stockholders of the parent	$1,812,571	$3,729,430
Weighted-average number of common stocks for basic earnings per share (thousand shares)	11,817,658	12,048,575
Effect of dilution
Employees’ compensation	18,405	26,352
Unsecured convertible bonds	1,243,599	1,193,935
Weighted-average number of common stocks after dilution (thousand shares)	13,079,662	13,268,862
Earnings per share-diluted (NTD)	$0.14	$0.28

	For the six-month periods ended June 30,
	2019	2018
Net income attributable to the parent company	$2,941,923	$7,059,177
Effect of dilution
Unsecured convertible bonds	143,837	140,958
Income attributable to stockholders of the parent	$3,085,760	$7,200,135
Weighted-average number of common stocks for basic earnings per share (thousand shares)	11,862,931	12,125,248
Effect of dilution
Employees’ compensation	61,105	52,552
Unsecured convertible bonds	1,243,599	1,193,935
Weighted-average number of common stocks after dilution (thousand shares)	13,167,635	13,371,735
Earnings per share-diluted (NTD)	$0.23	$0.54

(26) Reconciliation of Liabilities Arising from Financing Activities

For the six-month period ended June 30, 2019:

			Non-cash changes
Items	January 1, 2019	Cash Flows	Foreign exchange	Others (Note A)	June 30, 2019
Short-term loans	$13,103,808	$3,001,285	$96,530	$118,250	$16,319,873
Long-term loans (current portion included)	30,826,215	(1,735,536)	345,480	1,842	29,438,001
Bonds payable (current portion included)	41,378,182	(2,500,000)	-	182,825	39,061,007
Guarantee deposits (current portion included)	665,793	205,590	1,559	(619,347)	253,595
Lease liabilities	6,006,457	(294,255)	49,592	89,722	5,851,516
Other financial liabilities-noncurrent	20,410,355	-	220,364	193,828	20,824,547

For the six-month period ended June 30, 2018:

			Non-cash changes
Items	January 1, 2018	Cash Flows	Foreign exchange	Others (Note A)	June 30, 2018
Short-term loans	$25,445,540	$(13,964,632)	$(3,424)	$142,554	$11,620,038
Long-term loans (current portion included)	32,165,336	(455,061)	467,808	850	32,178,933
Bonds payable (current portion included)	48,517,631	(7,500,000)	-	179,380	41,197,011
Guarantee deposits (current portion included)	564,576	(41,985)	10,869	-	533,460
Other financial liabilities-noncurrent	20,486,119	-	109,453	193,404	20,788,976

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B:  Please refer to Note 9(5) for more details on other financial liabilities-noncurrent.

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)     Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH CAPITAL CORP.	Associate
TRIKNIGHT CAPITAL CORPORATION	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties

(2)     Significant related party transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended June 30,
	2019	2018
Associates	$396,436	$328,073
Joint ventures	-	1,078
Others	11,673	5,892
Total	$408,109	$335,043

	For the six-month periods ended June 30,
	2019	2018
Associates	$610,769	$505,140
Joint ventures	-	4,277
Others	13,674	9,098
Total	$624,443	$518,515

Accounts receivable, net

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Associates	$266,634	$134,646	$276,480
Others	9,714	4,266	5,002
Total	$276,348	$138,912	281,482

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection period for domestic sales to related parties were month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

Refund liabilities (classified under other current liabilities)

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Associates	$8,768	$1,287	$2,097
Others	30	71	68
Total	$8,798	$1,358	$2,165

b.    Significant asset transactions

Acquisition of financial assets at fair value through profit or loss – noncurrent

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the three-month period ended June 30, 2019
Associates	500	MATERIALS	$32,923
		ANALYSIS
		TECHNOLOGY INC.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the six-month period ended June 30, 2019
Associates	500	MATERIALS	$32,923
		ANALYSIS
		TECHNOLOGY INC.

For the three-month and six-month periods ended June 30, 2018: None.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended June 30,
	2019	2018
Associates	$138,429	$96,833

	Purchase price
	For the six-month periods ended June 30,
	2019	2018
Associates	$179,740	$107,002

Acquisition of investments accounted for under the equity method

For the three-month and six-month periods ended June 30, 2019: None.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the three-month period ended June 30, 2018
Associates	84,000	Stock	$840,000

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the six-month period ended June 30, 2018
Associates	84,000	Stock	$840,000

c.    Others

Mask expenditure

	For the three-month periods ended June 30,
	2019	2018
Others	$623,759	$364,079

	For the six-month periods ended June 30,
	2019	2018
Others	$1,145,263	$834,029

Other payables of mask expenditure

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Others	$690,663	$571,036	$463,551

d.   Key management personnel compensation

	For the three-month periods ended June 30,
	2019	2018
Short-term employee benefits	$56,198	$56,467
Post-employment benefits	684	364
Share-based payment	19,482	17
Others	148	71
Total	$76,512	$56,919

	For the six-month periods ended June 30,
	2019	2018
Short-term employee benefits	$130,726	$138,872
Post-employment benefits	1,270	1,443
Termination benefits	3,415	-
Share-based payment	38,750	33
Others	295	140
Total	$174,456	$140,488

8.    ASSETS PLEDGED AS COLLATERAL

As of June 30, 2019, December 31, 2018 and June 30, 2018

	Carrying Amount
	As of
	June 30, 2019	December 31, 2018	June 30, 2018	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Bank deposit and Time deposit)	$964,220	$961,198	$965,482	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,358	237,358	237,358	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	19,510	19,579	19,579	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	-	-	800	Science Park Administration	Industry-university cooperative research project performance guarantees
Refundable Deposits (Time deposit)	37,084	37,084	38,115	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	1,000,000	1,000,000	Bank of China	Bank performance guarantee
Buildings	5,756,752	5,823,938	6,083,539	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	23,078,344	25,762,086	29,632,813	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	309,117	-	-	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Other noncurrent assets	-	309,108	321,321	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$31,402,385	$34,150,351	$38,299,007

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)  As of June 30, 2019, amounts available under unused letters of credit for importing machinery and equipment was NT$0.2 billion.

(2)  As of June 30, 2019, the Company entrust financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounted to NT$1.5 billion.

(3)  The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$12.3 billion.  As of June 30, 2019, the portion of royalties and development fees not yet recognized was NT$1.2 billion.

(4)  The Company entered into several construction contracts for the expansion of its operations.  As of June 30, 2019, these construction contracts amounted to approximately NT$1.9 billion and the portion of the contracts not yet recognized was approximately NT$0.6 billion.

(5)  The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  As of June 30, 2019, the Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM, representing ownership interest of 65.22%.  Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities-others for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors.  Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period.  At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests.  Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(6)  On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY INC. (“MICRON”).  On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California.  MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question.  The case is currently in progress and UMC has appointed counsels to prepare answers against these charges.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools.  On July 3, 2018, the Fuzhou Intermediate People’s Court ruled against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC.  The lawsuit filed by UMC is still on trial.

On November 1, 2018, the Department of Justice of the United States (“DOJ”) unsealed an indictment against UMC, FUJIAN JINHUA INTEGRATED CIRCUIT CO., LTD. (“JINHUA”), and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of MICRON, and used that information to develop technology that was subsequently transferred to JINHUA.  On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by UMC or JINHUA and preventing the defendants from transferring the trade secrets to anyone else.  The indictment and civil complaint are still on trial.  UMC has suspended the joint technology development activities with JINHUA and appointed counsel to prepare answers against these charges.  Given these litigations are still in the preliminary stages, UMC cannot assess the legal proceeding and probable outcome or impact.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

None.

12.  OTHERS

(1)  Categories of financial instruments

	As of
Financial Assets	June 30, 2019	December 31, 2018	June 30, 2018
Financial assets at fair value through profit or loss	$ 12,725,355	$12,084,297	$14,174,467
Financial assets at fair value through other comprehensive income	14,378,666	11,585,477	11,366,652
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	90,349,721	83,655,648	75,186,386
Receivables	25,607,050	24,583,451	28,065,532
Refundable deposits	2,687,474	2,757,399	2,831,954
Other financial assets	1,945,009	2,320,037	1,500,450
Total	$147,693,275	$136,986,309	$133,125,441

Financial Liabilities
Financial liabilities at fair value through profit or loss	$-	$-	$39,431
Financial liabilities measured at amortized cost
Short-term loans	16,319,873	13,103,808	11,620,038
Payables	29,783,072	23,465,536	32,237,475
Guarantee deposits (current portion included)	253,595	665,793	533,460
Bonds payable (current portion included)	39,061,007	41,378,182	41,197,011
Long-term loans (current portion included)	29,438,001	30,826,215	32,178,933
Lease liabilities (Note)	5,851,516	-	-
Other financial liabilities	20,824,547	20,523,099	20,788,976
Total	$141,531,611	$129,962,633	$138,595,324

Note:   The Company adopted IFRS 16 on January 1, 2019.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

(2)  Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)  Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  The Company designates certain forward currency contracts as cash flow hedges to hedge its exposure to foreign currency exchange risk associated with certain highly probable forecast transactions.  On the basis of assessment, the Company expects that the value of forward currency exchange contracts and the value of the hedged transactions will change systematically in opposite directions for given changes in foreign exchange rates.  Hedge ineffectiveness in these hedging relationships mainly arises from the counterparties’ credit risk, impacting the fair value movements of the hedging instruments and hedged items.  No other sources of ineffectiveness emerged from these hedging relationships.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The company designated certain forward exchange contracts, amounting to JPY 23 billion, to partially hedge foreign currency exchange rate risks associated with the highly probable purchase of the remaining outstanding shares of MIFS in JPY.  The Company discontinued hedge accounting when the hedging instrument expired prior to December 31, 2018.  The cash flow hedge reserve in other components of equity amounted to NT$(2) million as of June 30, 2019.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2019 and 2018 decreases/increases by NT$1,214 million and NT$936 million, respectively.  When RMB strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2019 and 2018 increases/decreases by NT$2,582 million and NT$3,283 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2019 and 2018 to decrease/increase by NT$23 million and NT$22 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the six-month periods ended June 30, 2019 and 2018 by NT$207 million and NT$231 million, respectively.  A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the six-month periods ended June 30, 2019 and 2018 by NT$555 million and NT$370 million.

(4)  Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less credit, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of June 30, 2019, December 31, 2018 and June 30, 2018, accounts receivable from the top ten customers represent 54%, 54% and 50% of the total accounts receivable of the Company, respectively.  The credit concentration risk of other accounts receivable is insignificant.

(5)  Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2019
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$16,473,418	$-	$-	$-	$16,473,418
Payables	29,430,955	207,124	-	-	29,638,079
Guarantee deposits	25,120	162,558	-	65,917	253,595
Bonds payable	21,058,342	8,647,514	7,348,435	3,409,811	40,464,102
Long-term loans	4,112,425	12,931,923	13,176,935	4,713,902	34,935,185
Lease liabilities	633,355	1,237,542	1,154,811	4,026,394	7,052,102
Other financial liabilities	-	13,251,273	8,834,497	-	22,085,770
Total	$71,733,615	$36,437,934	$30,514,678	$12,216,024	$150,902,251

	As of December 31, 2018
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$13,171,811	$-	$-	$-	$13,171,811
Payables	22,994,059	199,788	-	-	23,193,847
Guarantee deposits	52,890	154,787	15,385	442,731	665,793
Bonds payable	3,000,855	23,187,913	8,484,393	8,563,021	43,236,182
Long-term loans	4,036,260	10,997,829	17,209,849	4,765,719	37,009,657
Other financial liabilities	112,744	-	17,477,984	4,369,730	21,960,458
Total	$43,368,619	$34,540,317	$43,187,611	$18,141,201	$139,237,748

	As of June 30, 2018
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$11,719,801	$-	$-	$-	$11,719,801
Payables	31,927,272	-	-	109,075	32,036,347
Guarantee deposits	20,988	41,218	30,530	440,724	533,460
Bonds payable	2,913,800	23,223,663	8,529,443	8,626,496	43,293,402
Long-term loans	3,823,343	8,793,840	13,601,800	12,697,807	38,916,790
Other financial liabilities	-	-	17,967,694	4,492,164	22,459,858
Total	$50,405,204	$32,058,721	$40,129,467	$26,366,266	$148,959,658
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(39,431)	$-	$-	$-	$(39,431)

(6)  Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of June 30, 2019

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 20 million	June 13, 2019~July 3, 2019

As of December 31, 2018

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 28 million	December 10, 2018~January 7, 2019

As of June 30, 2018

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 138 million	June 14, 2018~July 10, 2018

(7)  Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —    Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —    Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —    Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of June 30, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$572,129	$41,375	$-	$613,504
Financial assets at fair value through profit or loss, noncurrent	4,114,185	39,612	7,958,054	12,111,851
Financial assets at fair value through other comprehensive income, noncurrent	11,106,286	-	3,272,380	14,378,666

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$493,481	$34,969	$-	$528,450
Financial assets at fair value through profit or loss, noncurrent	3,612,243	44,597	7,899,007	11,555,847
Financial assets at fair value through other comprehensive income, noncurrent	8,166,277	-	3,419,200	11,585,477

	As of June 30, 2018
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$383,725	$30,276	$56,382	$470,383
Financial assets at fair value through profit or loss, noncurrent	4,526,763	42,497	9,134,824	13,704,084
Financial assets at fair value through other comprehensive income, noncurrent	7,390,012	-	3,976,640	11,366,652
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	39,431	-	39,431

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets.  If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.  To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the six-month periods ended June 30, 2019 and 2018, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Option	Common stock	Preferred stock	Funds	Total	Common stock	Preferred stock	Total
As of January 1, 2019	$-	$3,077,691	$2,971,528	$1,849,788	$7,899,007	$3,235,174	$184,026	$3,419,200
Recognized in profit (loss)	-	(24,532)	170,987	(38,086)	108,369	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(119,449)	(27,371)	(146,820)
Acquisition	-	71,176	-	125,000	196,176	-	-	-
Disposal	-	(1,475)	(280,029)	-	(281,504)	-	-	-
Exchange effect	-	6,779	16,737	12,490	36,006	-	-	-
As of June 30, 2019	$-	$3,129,639	$2,879,223	$1,949,192	$7,958,054	$3,115,725	$156,655	$3,272,380

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Option	Common stock	Preferred stock	Funds	Total	Common stock	Preferred stock	Total
As of January 1, 2018	$31,605	$3,832,537	$2,994,294	$1,183,940	$8,042,376	$3,350,694	$233,326	$3,584,020
Recognized in profit (loss)	24,777	39,048	32,441	121,467	217,733	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	397,934	(5,314)	392,620
Acquisition	-	95,451	569,112	412,085	1,076,648	-	-	-
Disposal	-	(587)	(219,909)	-	(220,496)	-	-	-
Return of capital	-	(16)	-	-	(16)	-	-	-
Exchange effect	-	16,009	41,976	16,976	74,961	-	-	-
As of June 30, 2018	$56,382	$3,982,442	$3,417,914	$1,734,468	$9,191,206	$3,748,628	$228,012	$3,976,640

Recognized as part of profit (loss) above, the profit (loss) from financial assets still held by the Company as of June 30, 2019 and 2018 was NT$2 million and NT$269 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income (loss)  from financial assets still held by the Company as of June 30, 2019 and 2018 was NT$(147) million and NT$393 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follow:

As of June 30, 2019
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit or loss for the six-month period ended June 30, 2019 by NT$279 million and NT$222 million, respectively. Other comprehensive income (loss) for the six-month period ended June 30, 2019 by NT$226 million.

As of June 30, 2018
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	10%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit or loss and other comprehensive income (loss) for the six -month period ended June 30, 2018 by NT$400 million and by NT$290 million, respectively.

b.  Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of June 30, 2019

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$39,296,554	$21,365,226	$17,931,328	$-	$39,061,007
Long-term loans (current portion included)	29,438,001	-	29,438,001	-	29,438,001

As of December 31, 2018

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$41,714,368	$23,929,019	$17,785,349	$-	$41,378,182
Long-term loans (current portion included)	30,826,215	-	30,826,215	-	30,826,215

As of June 30, 2018

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,085,824	$23,971,961	$18,113,863	$-	$41,197,011
Long-term loans (current portion included)	32,178,933	-	32,178,933	-	32,178,933

(8)   Significant financial assets and liabilities denominated in foreign currencies

	As of
	June 30, 2019			December 31, 2018
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,582,778	31.01	$49,081,928	$1,536,283	30.67	$47,117,775
JPY	19,222,097	0.2867	5,510,975	19,954,240	0.2764	5,515,352
EUR	4,397	35.18	154,676	2,669	35.01	93,450
SGD	38,942	22.88	891,003	34,325	22.41	769,217
RMB	4,401,978	4.50	19,791,298	4,089,229	4.45	18,184,800
Non-Monetary items
USD	213,225	31.01	6,612,112	215,146	30.67	6,598,528
JPY	7,889,976	0.2867	2,262,056	8,466,263	0.2764	2,340,075
SGD	6,847	22.88	156,655	8,212	22.41	184,025
RMB	48,976	4.50	220,195	49,506	4.45	220,152
Financial Liabilities
Monetary items
USD	313,072	31.11	9,739,613	322,705	30.77	9,929,626
JPY	2,654,582	0.2908	771,952	3,875,144	0.2805	1,086,978
EUR	6,008	35.58	213,776	13,721	35.41	485,880
SGD	86,482	23.06	1,994,282	39,650	22.59	895,677
RMB	15,229,104	4.55	69,231,507	14,332,554	4.50	64,453,497
The exchange gain or loss from monetary financial assets and liabilities
USD			266,937			635,992
JPY			143,306			39,116
EUR			5,229			8,133
SGD			(20,418)			4,473
RMB			(72,176)			(1,044,912)
Other			1,792			205

	As of
	June 30, 2018
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,608,092	30.42	$48,923,384
JPY	5,841,552	0.2737	1,598,557
EUR	3,931	35.13	138,115
SGD	29,723	22.28	662,237
RMB	3,053,953	4.57	13,965,713

Non-Monetary items
USD	233,931	30.43	7,118,546
JPY	9,020,126	0.2737	2,468,809
SGD	10,234	22.28	228,012
RMB	50,016	4.57	228,722

Financial Liabilities
Monetary items
USD	425,797	30.53	12,999,859
JPY	2,859,587	0.2778	794,393
EUR	2,571	35.65	91,669
SGD	37,255	22.46	836,750
RMB	13,574,897	4.62	62,756,750

The exchange gain or loss from monetary financial assets and liabilities
USD			444,665
JPY			(1,892)
EUR			3,233
SGD			16,009
RMB			(161,501)
Other			(120)

(9)  Significant intercompany transactions among consolidated entities for six-month periods ended June 30, 2019 and 2018 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Total liabilities	$167,840,654	$158,068,415	$170,107,842
Less: Cash and cash equivalents	(90,355,850)	(83,661,739)	(75,192,843)
Net debt	77,484,804	74,406,676	94,914,999
Total equity	202,094,640	206,536,491	210,782,455
Total capital	$279,579,444	$280,943,167	$305,697,454
Debt to capital ratios	27.71%	26.48%	31.05%

13.  ADDITIONAL DISCLOSURES

(1)  The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.  Financing provided to others for the six-month period ended June 30, 2019: Please refer to Attachment 2.

b.  Endorsement/Guarantee provided to others for the six-month period ended June 30, 2019: Please refer to Attachment 3.

c.  Securities held as of June 30, 2019 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.  Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2019: Please refer to Attachment 5.

e.  Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2019: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2019: Please refer to Attachment 7.

g.  Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2019: Please refer to Attachment 8.

h.  Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2019: Please refer to Attachment 9.

i.  Names, locations and related information of investees as of June 30, 2019 (excluding investment in Mainland China): Please refer to Attachment 10.

j.  Financial instruments and derivative transactions: Please refer to Note 12.

(2)  Investment in Mainland China

a.  Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, Attachment 2, Attachment 3, Attachment 8 and Attachment 9.

14.  OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of June 30, 2019, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. New business segment primarily includes researching, developing, manufacturing, and providing solar energy.

Reportable segment information for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

	For the three-month period ended June 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$36,003,395	$27,789	$36,031,184	$-	$36,031,184
Segment net income (loss), net of tax	953,710	(161,761)	791,949	150,435	942,384
Acquisition of property, plant and equipment	3,903,762	-	3,903,762	-	3,903,762
Acquisition of intangible assets	246,878	-	246,878	-	246,878
Cash payments for the principal portion of the lease liability	153,035	4,684	157,719	-	157,719
Depreciation	11,687,524	34,328	11,721,852	-	11,721,852
Share of profit or loss of associates and joint ventures	50,618	-	50,618	150,435	201,053
Income tax expense (benefit)	201,810	(295)	201,515	-	201,515
Impairment loss	-	85,446	85,446	-	85,446

	For the three-month period ended June 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$38,766,648	$84,929	$38,851,577	$-	$38,851,577
Operating revenues from sales among intersegments	-	7,255	7,255	(7,255)	-
Segment net income (loss), net of tax	2,429,057	(255,109)	2,173,948	242,802	2,416,750
Acquisition of property, plant and equipment	3,900,719	-	3,900,719	-	3,900,719
Depreciation	12,788,487	47,495	12,835,982	-	12,835,982
Share of profit or loss of associates and joint ventures	(151,314)	(11,552)	(162,866)	242,802	79,936
Income tax expense (benefit)	(332,981)	2,242	(330,739)	-	(330,739)

	For the six-month period ended June 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$68,561,775	$52,368	$68,614,143	$-	$68,614,143
Segment net income (loss), net of tax	1,053,140	(267,246)	785,894	249,097	1,034,991
Acquisition of property, plant and equipment	9,466,742	-	9,466,742	-	9,466,742
Acquisition of intangible assets	777,034	-	777,034	-	777,034
Cash payments for the principal portion of the lease liability	284,888	9,367	294,255	-	294,255
Depreciation	23,558,194	70,253	23,628,447	-	23,628,447
Share of profit or loss of associates and joint ventures	147,911	-	147,911	249,097	397,008
Income tax expense (benefit)	(240,583)	(614)	(241,197)	-	(241,197)
Impairment loss	-	85,446	85,446	-	85,446

	For the six-month period ended June 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenue from external customers	$76,204,238	$144,476	$76,348,714	$-	$76,348,714
Operating revenue from sales among intersegments	-	14,229	14,229	(14,229)	-
Segment net income (loss), net of tax	5,470,506	(380,656)	5,089,850	356,484	5,446,334
Acquisition of property, plant and equipment	9,616,986	-	9,616,986	-	9,616,986
Depreciation	25,490,120	96,048	25,586,168	-	25,586,168
Share of profit or loss of associates and joint ventures	(46,089)	(23,244)	(69,333)	356,484	287,151
Income tax expense (benefit)	(1,501,910)	(1,777)	(1,503,687)	-	(1,503,687)

	As of June 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$368,835,184	$1,116,154	$369,951,338	$(16,044)	$369,935,294
Segment liabilities	$166,729,912	$1,188,378	$167,918,290	$(77,636)	$167,840,654

	As of December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$363,529,040	$1,263,368	$364,792,408	$(187,502)	$364,604,906
Segment liabilities	$157,000,054	$1,068,722	$158,068,776	$(361)	$158,068,415

	As of June 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$379,518,964	$2,338,207	$381,857,171	$(966,874)	$380,890,297
Segment liabilities	$168,742,502	$1,387,410	$170,129,912	$(22,070)	$170,107,842

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2019

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$22,306,386	Net 60 days	33%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,162,881	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,145,540	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	698,880	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	602,639 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	27,743	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	534,349	Net 60 days	1%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	133,601	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	113,836	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	35,222	-	0%

For the six-month period ended June 30, 2018

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$29,925,437	Net 60 days	39%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,868,712	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,006,075	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	743,422	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	742,304 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	45,158	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	362,696	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	135,373	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	177,642	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	66,313	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	114,033	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	46,226	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	Yes	$7,752,500	$7,752,500	$1,240,400	2.92%	The need for short-term financing	$-	Business turnover	$-	None	$-	$20,166,420	$80,665,678

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,426	$2,426	$2,426	9.00%	Needs for operation	$2,426	-	$2,426	None	$-	$2,426	$32,659

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.
Note 3: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	2	$90,748,888	$2,448,000	$748,000 (Note 5)	$747,900 (Note 5)	$-	0.37%	$90,748,888
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	90,748,888	15,598,030	15,598,030 (Note 6)	14,536,626 (Note 6)	-	7.73%	90,748,888

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 7)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 7)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$10,363,240	$9,120,588	$9,120,588	$4,153,701	$-	39.60%	$10,363,240

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.

              5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.

              7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.

              2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.

              The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of June 30, 2019.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million, it has been fully repaid in January 2019.

On December 12, 2018, the board of directors resolved to increase the endorsement amounted to NT$748 million. As of June 30, 2019, actual amount provided was NT$748 million.

Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.

             On March 7, 2018, the board of directors resolved to increase the endorsement amounted to USD 152 million, on October 24, 2018, the board of directors resolved to increase the endorsement amounted to USD 41 million. Total endorsement amount is up to USD 503 million.

As of June 30, 2019, actual amount provided was NT$14,537 million.
Note 7: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2019.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2019.

             The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Securities held as of June 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$123,639	6.56	$123,639	None
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	18,000	180,000	1.70	180,000	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	196,800	1.17	196,800	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	71,690	0.22	71,690	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,230	1,591,686	9.83	1,591,686	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,692	292,595	9.29	292,595	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,470,148	7.66	1,470,148	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	154,005	4.38	154,005	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	548,936	1.68	548,936	None
Stock	EPISTAR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,715	267,875	0.98	267,875	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,184	23,022	0.83	23,022	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	20,875	-	20,875	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	105,356	855,488	19.73	855,488	None
Stock	UNIMICRON HOLDING LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	20,000	703,927	17.00	703,927	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	18,447	2,155,599	15.87	2,155,599	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	196,136	6,913,794	13.03	6,913,794	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	492,089	8.67	492,089	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445	2,844,914	2.70	2,844,914	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	12,000	156,655	-	156,655	None

ATTACHMENT 4 (Securities held as of June 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,782	$4,400	19.65	$4,400	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	16,200	14.87	16,200	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	1,332	14.49	1,332	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	17,650	10.23	17,650	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	44,268	8.67	44,268	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	20,052	8.18	20,052	None
Stock	NEW SMART TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	900	29,700	7.29	29,700	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	39,722	6.93	39,722	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,754	15,738	6.67	15,738	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,968	12,102	5.31	12,102	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	38,514	5.11	38,514	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	800	8,456	4.97	8,456	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	30,894	4.22	30,894	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	123,653	3.72	123,653	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	66,600	3.71	66,600	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	59,714	3.60	59,714	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	123,723	3.52	123,723	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	265	-	3.16	-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	85,894	3.11	85,894	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	38,400	2.88	38,400	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	327	1,275	2.23	1,275	None
Stock	MOBILE DEVICES INC.	-	Financial assets at fair value through profit or loss, noncurrent	261	-	1.96	-	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	28,909	1.89	28,909	None

ATTACHMENT 4 (Securities held as of June 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	8,000	$168,400	1.82	$168,400	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,141	4,565	1.71	4,565	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3	84,142	1.37	84,142	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,114	25,046	1.02	25,046	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	21,800	0.95	21,800	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	582	5,878	0.84	5,878	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	52,031	0.75	52,031	None
Stock	FUSHENG PRECISION CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	700	138,600	0.53	138,600	None
Stock	QUASER MACHINE TOOLS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	200	11,880	0.50	11,880	None
Stock	ZILLTEK TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	180	18,000	0.44	18,000	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	2	0.02	2	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	172,392	-	172,392	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	98,999	-	98,999	None
Stock-Preferred Stock	CEREBREX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1	7,458	-	7,458	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	608	-	608	None
Convertible bonds	JIH LIN TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	10,000	-	10,000	None
Convertible bonds	YEM CHIO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50	5,290	-	5,290	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	256,200	7.00	256,200	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079	224,298	0.13	224,298	None

TLC CAPITAL CO., LTD.

				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$116,280	18.18	$116,280	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,433	97,077	15.35	97,077	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	119,786	13.99	119,786	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	9	251,868	9.00	251,868	None

ATTACHMENT 4 (Securities held as of June 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,252	$13,847	6.08	$13,847	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,529	165,464	4.98	165,464	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,472	4.91	8,472	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,435	22,446	4.39	22,446	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	178,019	4.24	178,019	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	779	16,615	3.23	16,615	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,829	7,314	2.74	7,314	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	8,891	2.67	8,891	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2	72,122	1.17	72,122	None
Stock	MATERIALS ANALYSIS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	32,650	0.80	32,650	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	356,332	0.77	356,332	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	68,834	0.64	68,834	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	33,902	0.49	33,902	None
Stock	ZILLTEK TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	180	18,000	0.44	18,000	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	10,421	0.20	10,421	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	7,104	-	7,104	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	191,987	-	191,987	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	26,499	234,754	-	234,754	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,819	141,995	-	141,995	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	174,365	-	174,365	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, noncurrent	359	18,551	-	18,551	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,739	185,772	-	185,772	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863	258,588	-	258,588	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	65,201	-	65,201	None

ATTACHMENT 4 (Securities held as of June 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	877	-	USD	877	None
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	604	-	USD	604	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	682	14.33	USD	682	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	15,521	11.47	USD	15,521	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	5,777	10.81	USD	5,777	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	9,919	9.76	USD	9,919	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	7,193	5.03	USD	7,193	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,672	4.53	USD	1,672	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	3,610	4.00	USD	3,610	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,276	1.76	USD	2,276	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,837	1.69	USD	2,837	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3	USD	2,713	1.37	USD	2,713	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	24	0.57	USD	24	None
Stock	CIPHERMAX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	95		-	-		-	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	3,475	-	USD	3,475	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,052	USD	3,674	-	USD	3,674	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	2,151	-	USD	2,151	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,683	USD	8,174	-	USD	8,174	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	276	USD	95	-	USD	95	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	52	USD	2,287	-	USD	2,287	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	27,819	USD	4,962	-	USD	4,962	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,866	USD	1,369	-	USD	1,369	None
Stock-Preferred stock	SHOCARD, INC.	-	Financial assets at fair value through profit or loss, noncurrent	517	USD	123	-	USD	123	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	33	-	USD	33	None

ATTACHMENT 4 (Securities held as of June 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	3,898	-	USD	3,898	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	6,619	-	USD	6,619	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,855	USD	1,053	-	USD	1,053	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555	USD	159	-	USD	159	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,542	-	USD	4,542	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	750		-	-		-	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	SENSIFREE LTD.	-	Prepayments for investments	-	USD	565	-		N/A	None

TERA ENERGY DEVELOPMENT CO., LTD.
				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375		$4,916	1.18		$4,916	None

NEXPOWER TECHNOLOGY CORP.
				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	54		$-	18.00		$-	None

SINO PARAGON LIMITED
				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$87,466	11.13		$87,466	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		28,734	5.00		28,734	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
				June 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	48,976	9.71	RMB	48,976	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2019)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
None

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$22,306,386	37%	Net 60 days	N/A	N/A		$7,162,881	31%
UMC GROUP JAPAN	Subsidiary	Sales		2,145,540	4%	Net 60 days	N/A	N/A		698,880	3%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		602,639	1%	Net 30 days	N/A	N/A		27,743	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		384,801	1%	Month-end 60 days	N/A	N/A		118,061	1%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	703,076	97%	Net 60 days	N/A	N/A	USD	230,986	98%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	16,378	2%	Net 60 days	N/A	N/A	USD	4,322	2%

UMC GROUP JAPAN
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	7,158,153	95%	Net 60 days	N/A	N/A	JPY	2,428,583	95%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	387,131	5%	Net 60 days	N/A	N/A	JPY	122,788	5%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	37,812	4%	Net 45 days	N/A	N/A	RMB	29,462	9%
UMC GROUP JAPAN	Associate	Sales	RMB	24,937	2%	Net 60 days	N/A	N/A	RMB	7,834	2%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	117,053	17%	Net 60 days	N/A	N/A	RMB	29,716	8%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-		$7,162,881	$-		$7,162,881	6.16	$-	-		$2,878,466	$-
UMC GROUP JAPAN	Subsidiary	-		698,880	-		698,880	5.35	78,232	Collection in subsequent period		-	-
FARADAY TECHNOLOGY CORP.	Associate	-		118,061	47		118,108	7.55	10,698	Collection in subsequent period		29,180	-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
FARADAY TECHNOLOGY CORP.	Associate	$-	RMB	29,462	$-	RMB	29,462	4.09	$-	-	RMB	7,603	$-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Associate	$-	RMB	29,716	$-	RMB	29,716	8.24	$-	-		$-	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2019) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,705,469	$(26,742)	$(26,742)
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	145,506	1,487	1,487
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	3,594,221	59,066	59,066
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	14,667,628	(2,689,134)	(2,689,134)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	387,600	100.00	4,300,255	52,041	52,041
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	43,439	531	531
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		4,160,053	462,000	100.00	4,939,055	(225,534)	(225,534)
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	97,092	44,932	44,932
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	20,650	438	438
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	596,312	17,020	17,020
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	119,214	(1,687)	(1,687)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	23,468,150	122,849	122,849
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,894,660		1,707,482	144,948	79.92	292,828	(211,724)	(168,122)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,956,791		5,956,791	33,998	47.75	(76,449)	(273,264)	(130,487)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	3,168	(4,732)	(32,480)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	593,150	44,830	18,829
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		1,680,000		1,680,000	168,000	40.00	1,574,653	135,195	54,078
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	168,973	36.49	3,833,012	1,131,607	412,900
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	3,161,603	(51,083)	(15,770)
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,472,138	(125,864)	(17,339)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2019) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	18,655	100.00		$87,875		$6,018		$6,018
PURIUMFIL INC.	Tainan City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		-	1,000	44.45		9,303		(1,569)		(697)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		1,688,630		1,688,630	23,827	33.46		(53,577)		(273,264)		(91,448)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		-		-		-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		147,777		(87,985)		(22,119)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		283,439		283,439	14,247	22.39		253,194		64,829		13,016
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.66		3,859		(211,724)		(1,431)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$15,161		$878		$878
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		22,581		22,581	2,258	45.16		2,213		(1)		(0)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	6,000	USD	6,000	6,000	30.00		151,935		(47,149)		(11,159)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	26.89		28,307		(12,097)		(3,253)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		888,019		888,019	8,645	12.14		(19,440)		(273,264)		(33,181)

UMC CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	549	USD	3	USD	3
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	3,959	USD	389	USD	32

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$37,048		$4,430		$4,430
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		-		-		-
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		-		-

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2019) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,500	USD	1,500	1,500	100.00	$5,614	$(3,521)	$(3,521)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00	$2,761	$131	$131

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00	$38,513	$(87,010)	$(87,010)	Note

Note: NEXPOWER TECHNOLOGY CORP. expected to dispose of SOCIALNEX ITALIA 1 S.R.L., the wholly-owned subsidiary, and reclassify this investment from the investments accounted for under the equity method  to non-current assets held for sale as of June 30, 2019.

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$23,393,499	$124,591	$124,591

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$23,393,499	$124,591	$124,591

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$31,213	$(10)	$(10)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	35,464	739	739
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	541,119	16,655	16,655
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00	9,328	(123)	(123)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2019) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$14,640,322	$(2,689,642)	$(2,689,642)

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2019		Investment flows		Accumulated outflow of investment from Taiwan as of June 30, 2019				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of June 30, 2019		Accumulated inward remittance of earnings as of June 30, 2019
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,808 800)	(ii)SOARING CAPITAL CORP.	(USD	$24,808 800)	$-	$-	(USD	$24,808 800)		$875	100.00%		$875 (iii)		$14,921		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	23,258 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	23,258 750)	-	-	(USD	23,258 750)		4,435	100.00%		4,435 (iii)		36,501	(USD	136,196 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,604,840 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	627,953 20,250)	-	-	(USD	627,953 20,250)	(RMB	(86,845) (19,316))	25.14%	(RMB	(21,833) (4,856)) (ii)	(RMB	131,670 29,286)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	14,409,743 3,205,014)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,585,253 309,102)	-	-	(USD	9,585,253 309,102)	(RMB	108,457 24,123)	98.14% (Note 4)	(RMB	106,434 23,673) (ii)	(RMB	22,599,958 5,026,681)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	134,880 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	4,518 1,005)	98.14%	(RMB	4,433 986) (iii)	(RMB	197,406 43,907)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	57,089,282 12,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	29,923,596 964,966) (Note 5)	-	-	(USD	29,923,596 964,966) (Note 5)	(RMB	(5,234,576) (1,164,274))	64.95%	(RMB	(3,399,709) (756,163)) (ii)	(RMB	18,833,434 4,188,931)		-

Accumulated investment in Mainland China as of June 30, 2019		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$40,184,868 (USD 1,295,868)			$50,475,752 (USD 1,627,725)			$120,998,517

Note 1 :	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee.  The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of June 30, 2019, the amount of investment has been all remitted.
Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.

The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,222,356 thousand.  As of June 30, 2019, the amount of investment  has been all remitted.